NO ACT

NO
3-26-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13000772

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 04 2013

Washington, DC 20549

March 4, 2013

Paul M. Neuhauser
pmneuhauser@aol.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-04-2013

Re: Wells Fargo & Company
Incoming letter dated February 24, 2013

Dear Mr. Neuhauser:

This is in response to your letters dated February 24, 2013 and February 26, 2013 concerning the shareholder proposal submitted to Wells Fargo by the Sisters of St. Francis of Philadelphia; the Needmor Fund; the Missionary Oblates of Mary Immaculate; the Sisters of St. Francis of Dubuque, Iowa; Catholic Health East; the Adrian Dominican Sisters; the Benedictine Sisters of Monasterio Pan de Vida; United Church of Christ, Inc. – The Pension Boards; and other co-filers. We also have received a letter from Wells Fargo dated March 1, 2013. On January 28, 2013, we issued our response expressing our informal view that Wells Fargo could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Mary E. Schaffner
Wells Fargo & Company
mary.e.schaffner@wellsfargo.com

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Company Counsel
and Assistant Secretary
612/667-2367
612/667-6082

Via E-Mail to shareholderproposals@sec.gov

March 1, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Wells Fargo & Company – Stockholder Proposal Submitted by the Sisters of St. Francis of Philadelphia and Certain Other Co-Filers
Response to Reconsideration Request
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On December 24, 2012, Wells Fargo & Company ("Wells Fargo" or the "Company") submitted a letter (the "Initial Request") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from the Sisters of St. Francis of Philadelphia and certain other co-filers (the "Proponents"). On January 21, 2013, Mr. Paul M. Neuhauser submitted a letter to the Staff on behalf of the Proponents, responding to the Initial Request (the "Response Letter"). On January 28, 2013, the Staff issued a response to the Initial Request, concurring in our view that the Company may exclude the Proposal under Rule 14a-8(i)(7). On February 24, 2013, Mr. Neuhauser submitted a letter requesting reconsideration of the Staff's January 28, 2013 decision and requesting that the matter be presented to the Commission for its consideration. Mr. Neuhauser submitted an additional letter on February 26, 2013 (together with the February 24, 2013 letter, the "Reconsideration Letters"). We wish to respond to the Reconsideration Letters.

The Reconsideration Letters largely recast and repeat the same arguments that were included in the Response Letter and rejected by the Staff in its January 28, 2013 decision. Among other things, the Reconsideration Letters criticize the practice of predatory lending, discuss statements and standards from U.S. regulators regarding predatory lending, and claim that the Company's Direct Deposit Advance service is predatory and that the Proposal therefore focuses on a significant policy issue for purposes of Rule 14a-8(i)(7). These arguments are unavailing and inapplicable, as neither the Company's Direct Deposit Advance service nor any of its other products or services constitute predatory lending.

The Proponents go to great lengths in their attempt to persuade the Commission that Direct Deposit Advance service made available by Wells Fargo to our qualified checking account customers constitutes predatory lending. As we stated in our Initial Letter, predatory lending as commonly understood includes abusive, illegal, and deceptive sales and collection practices, lack of clear and understandable disclosure regarding loan terms and cost, onerous repayment terms and penalties, and hidden fees. In our Initial Request, Wells Fargo described in detail the features of Direct Deposit

Advance that clearly distinguish it from the predatory lending abuses cited by the Proponents in both the Response Letter and the Reconsideration Letters.

We have designed the Direct Deposit Advance service to avoid the concerns articulated by the Proponents. This service is available only to existing customers whose accounts are in good standing. It is not advertised externally, and bankers are not paid any incentive compensation to promote customers' use of this service. Wells Fargo fully discloses to customers its features, cost, usage, and repayment requirements. Among other safeguards that distinguish Direct Deposit Advance from predatory lending, no customer's credit limit can exceed one-half of his or her average direct deposit, up to a maximum credit limit of $500, and each repayment advance amount is sized so that a customer will retain at least $100 in the deposit account to cover other expenses. Customers also have installment repayment options at no additional cost, giving them another tool to manage their money and their credit obligations. Finaly, customers who have used the Direct Deposit Advance service repeatedly are required to take a "break," from its use, with the flexible repayment options for any outstanding balance.

Wells Fargo firmly rejects the Proponents' assertion that Direct Deposit Advance constitutes predatory lending, and both in the Initial Request and above, we have highlighted the features of the Direct Deposit Advance service that distinguish it from predatory lending practices. The lending practices the Proponents assert as predatory are fundamentally contrary to the Company's Vision and Values of satisfying all of customers' financial needs and helping them succeed financially. Thus, the precedent cited in the Reconsideration Letters relating to predatory lending is inapplicable.

Based upon the foregoing analysis and the analysis in the Initial Request, we respectfully request that the Staff affirm its February 15, 2013 decision and decline to present the matter to the Commission for review. In addition, we respectfully inform the Staff that the Company currently plans to begin printing the 2013 Proxy Materials on or about March 8, 2013, and we would appreciate receiving a response before that date.

Please send correspondence concerning this request to mary.e.schaffner@wellsfargo.com. If you have any questions regarding this request, please call the undersigned at 612-667-2376 or Elizabeth Ising, Esq. of Gibson, Dunn & Crutcher LLP at 202-955-8287.

Very truly yours,



Mary E. Schaffner
Senior Company Counsel &
Assistant Secretary

cc: Elizabeth Ising, Esq.
Gibson, Dunn & Crutcher LLP (via email)

Sister Nora M. Nash, OSF (nnash@ssfphila.org)
Sisters of St. Francis of Philadelphia

Timothy Smith (tsmith@bostontrust.com)
Walden Asset Management, Inc., on behalf of The Needmor Fund

Paul M. Neuhauser (pmneuhauser@aol.com)

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane

Siesta Key

Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 26, 2013

Jonathan A. Ingram

Deputy Chief Counsel

Division of Corporation Finance

Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Wells Fargo & Company

Dear Mr. Ingram:

On February 24, 2013, I submitted a letter requesting reconsideration of the Staff ruling dated January 28, 2013, which granted no-action relief to Wells Fargo & Company (hereinafter referred to as "Wells Fargo" or the "Company") with respect to a shareholder proposal submitted to the Company by The Sisters of St. Francis of Philadelphia, the Pension Boards of the United Church of Christ, the United Church Funds, the Episcopal City Mission, the Friends Fiduciary Corporation, The Oneida Trust Committee of the Oneida Tribe of Wisconsin, Christian Brothers Investment Services, Inc., the Missionary Oblates of Mary Immaculate, the Sisters of St Francis of Dubuque, Iowa, Catholic Healthcare East, the Adrian Dominican Sisters, the Benedictine Sisters of

Monasterio Pan de Vida, the School Sisters of Notre Dame (Central Pacific Province), the Sisters of St. Dominic, The Marianist Province of the United States, the Sisters of St. Dominic, the Sisters of St. Joseph of Orange, the Northwest Women Religious Investment Trust (the Sisters of St. Joseph of Peace), the Needmore Fund, the Libra Fund Limited Partnership, the Janet Francis King Trust (via Clean Yield Asset Management) (which Roman Catholic, Anglican and Protestant religious institutions, Native American Tribe and secular institutional investors are hereinafter referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Wells Fargo.

The Proponents' shareholder proposal requests the Company to disclose additional information about its predatory loan program referred to by the Company as its Direct Deposit Advance lending service (referred to hereinafter as the "Direct Deposit Scheme").

Although I am confident that you did not find the February 24 letter to be too brief, nevertheless it is important to supplement it because of a subsequent development.

Specifically, we hereby supplement Subsection B.1. of the Section entitled "The "Widespread Public Debate on Bank Pay Day Lending" (which subsection deals with concerns expressed by the Consumer Financial Protection Bureau about programs such as the Direct Deposit Scheme).

Earlier today Richard Cordray, the Director of the CFPB, addressed a meeting in Washington of the National Association of Attorneys General. In his speech (available on the CFPB web site under "Newsroom" then under "Speeches and testimonies") , Director Cordray described the "key problems in the consumer financial markets" that the Bureau had begun to address, following its recent creation by the Dodd-Frank Act.

The second of the problems that he addressed in that speech was "debt traps" caused by pay day loans of the type made under the Direct Deposit Scheme.

> A second type of problem for consumers is debt traps. Financial products that can trigger a cycle of debt may generate substantial unexpected costs through repeated use, which can disrupt the precarious balance of consumers' financial lives. Often these products are marketed as short-term solutions to an emergency need, obscuring the risks inherent in the terms of the loan – terms which typically include both high fees and a very short-term repayment obligation. Debt traps can turn short-term credit into long-term debt that deepens people's problems and leaves them worse off.
>
> Consumers in a tough financial position with nowhere to turn may think their only option is to use such products. At first glance, the fees may seem small compared to their need for quick cash. After getting the loan, the payment date comes, and people often do not have enough money to cover the fees, much less the original debt. They end up needing to borrow more to avoid defaulting and to

> continue to make ends meet.
>
> For a certain subset of borrows, the fees will pile up and people will ultimately end up worse off than before taking the first loan. In fact, **the economics of the product are premised on the repeated use of the product** by a certain subset of customers. (Emphasis supplied.) Depending on the precise terms and conditions of such loans, they can greatly harm consumers rather than help them.
>
> We have been analyzing these situations and will be determining how to exercise our authorities to best protect consumers while preserving access to responsible credit. . . . Debt traps should not be part of their financial futures.

Lest there be any doubt that Director Cordray had programs such as the Direct Deposit Scheme in mind when saying these words, we refer the Staff to an article describing the speech that appeared on Bloomberg News today:

> The [CFPB] is considering action to limit the impact of payday and other short-term loans that can become "debt traps" for borrowers, Director Richard Cordray said today. . . .
>
> ***Tougher rules on short-term credit could crimp revenue at banks such as Wells Fargo & Co.*** (WFC) and Regions Financial Corp. (RF) ***that offer such loans.*** . . .
>
> The remarks by Cordray may mark the beginning of additional efforts by the agency to address potential abuses in the area of short-term lending, especially so-called payday loans.
>
> The agency plans to extend its consumer complaint system to include short-term credit in the third quarter of this year, according to two people briefed on the bureau's plans. Before that, it plans to issue a report on the repeated use of payday loans and s***hort-term bank credit often referred to as deposit advance products***, the people said.
>
> [Emphasis supplied.]

We believe that the speech by Director Cordray and the contemplated actions by the CFPB provide yet further evidence that the Proponents' shareholder proposal concerning the Direct Deposit Scheme raises a significant policy issue for Wells Fargo.

Consequently, on behalf of the Proponents, we hereby reiterate our request for reconsideration of the Staff's January 28 grant of no-action relief to Wells Fargo and if reconsideration is denied that the matter be presented to the Commission for its consideration.

We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number.

Very truly yours,

Paul M. Neuhauser

Cc: Mary E. Schaffner
Sister Nora Nash
Tim Smith
All proponents
Laura Berry

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 24, 2013

Jonathan A. Ingram
Deputy Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Wells Fargo & Company

Dear Mr. Ingram:

On January 21, 2013, I submitted a letter on behalf of The Sisters of St. Francis of Philadelphia, the Pension Boards of the United Church of Christ, the United Church Funds, the Episcopal City Mission, the Friends Fiduciary Corporation, The Oneida Trust Committee of the Oneida Tribe of Wisconsin, Christian Brothers Investment Services, Inc., the Missionary Oblates of Mary Immaculate, the Sisters of St Francis of Dubuque, Iowa, Catholic Healthcare East, the Adrian Dominican Sisters, the Benedictine Sisters of Monasterio Pan de Vida, the School Sisters of Notre Dame (Central Pacific Province), the Sisters of St. Dominic, The Marianist Province of the United States, the Sisters of St. Dominic, the Sisters of St. Joseph of Orange, the Northwest Women Religious Investment Trust (the Sisters of St. Joseph of Peace), the Needmore Fund, the Libra Fund Limited Partnership, the Janet Francis King Trust (via Clean Yield Asset Management) (which Roman Catholic, Anglican and Protestant religious institutions, Native American Tribe and secular institutional investors are hereinafter referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Wells Fargo & Company (hereinafter referred to either as "Wells Fargo" or the "Company"), and who have jointly submitted a shareholder proposal to Wells Fargo, in response to the letter dated December 24, 2012, sent to the Securities & Exchange Commission by the Company, in which Wells Fargo contended that the Proponents' shareholder proposal should be excluded from the Company's year 2013 proxy statement by virtue of Rule 14a-8(i)(7).

The Proponents' shareholder proposal requests the Company to disclose additional information about its predatory loan program referred to by the Company as its Direct Deposit Advance lending service (referred to hereinafter as the "Direct Deposit Scheme").

By letter dated January 28, 2013 the Staff granted Wells Fargo a no-action letter on 14a-8(i)(7) grounds. The Staff's letter stated that the proposal related to the Company's "ordinary business operations", noting that "the proposal relates to the products and services offered for sale by the company and that [p]roposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7)".

Perfectly true, but the Staff has previously consistently opined that whenever those products and services constituted predatory lending that shareholder proposals concerning such products and services raised an important policy issue and therefore were not within that general rule.

On behalf of the Proponents, we hereby request reconsideration of the Staff's January 28 grant of the no-action letter and if reconsideration is denied that the matter be presented to the Commission for its consideration.

In addition to our prior submission dated January 21, 2013, which we hereby incorporate into this letter by this reference, we are supplementing the record with the additional information provided below.

We make our request for reconsideration because we are unable to reconcile the current Staff decision with previous Staff decisions that have decided that predatory lending by registrants which are banks or small loan companies raises an important policy issue, thereby rendering Rule 14a-8(i)(7) inapplicable. *Cash America International, Inc.* (February 13, 2008) (apparently not available on Lexis, but may be found on the SEC's own web site at www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/cashamerica 021308-14a-8.pfd); *Wells Fargo & Company* (February 11, 2009); *JPMorgan Chase & Co.* (March 4, 2009); *Bank of America Corporation* (February 26, 2009); *Citigroup Inc.* (February 11, 2009); *Bank of America Corporation* (February 23, 2006); *Conseco, Inc.* (April 5, 2001); Associates First Capital Corporation (March 13, 2000). See also *American International Group, Inc.* (February 17, 2004); *Household International Inc.* (February 26, 2001). We fail to understand why this principle is not equally applicable to banks that are payday lenders. In those letters, the proponent had requested that a committee of the registrant's Board oversee "the development and enforcement of policies" to prevent predatory lending by the Company" or, in the case of payday lending, that the registrant develop a "standard of suitability" for its loans. We fail to understand why the Proponents' shareholder proposal deals with "the sale of particular products", although the other predatory lending proposals raised significant policy issues.

THE LEGAL STANDARD

The Commission in Release 34-40018 (May 21, 1998) stated with respect to Rule 14a-8(i)(7):

> proposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues (e.g. significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

Quoting the Commission, the Staff reiterated this stance in Staff Legal Bulletin 14A (July 12, 2002):

> proposals that relate to ordinary business matters but that focus on 'sufficiently significant social policy issues. . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters"

In addition, that Staff Legal Bulletin stated the SEC's historic position that changing circumstances might cause the Staff to reverse earlier position as to whether a significant policy issue was raised by the proposal. It specifically cited the "widespread public debate" that had developed surrounding the specific issue discussed in the Staff Legal Bulletin and announced that therefore henceforth proposals on that topic would no longer be excluded on ordinary business grounds. It is notable, however, that such a change of position can take place not only via Staff Legal Bulletins, but also via the normal no-action letter process, and the Bulletin, in footnote 7, cited examples of no-action letters reversing prior positions.

In summary, a shareholder proposal is not excludable pursuant to Rule 14a-8(i)(7) if it raises a significant policy issue and the determination of what constitutes a "significant" issue can change over time as (in the words of Staff Legal Bulletin 14A) "significant" or "widespread" "public debate" develops with respect to an issue.

A SHORT HISTORY OF STAFF RULINGS ON PREDATORY LENDING

Perhaps the earliest Staff decision on a predatory lending proposal was *Associates First Capital Corporation* (February 23, 1999). In that letter, the proponent had requested a policy "to prevent predatory lending practices". However, the bulk of the Whereas Clause (there was no Supporting Statement) discussed possible or apparent violation of law. The Staff opined that the proposal was excludable "as relating to [the issuer's] ordinary business operations (i.e., general conduct of a legal compliance program)". Thus, the Staff never reached the question of whether the predatory lending raised an important policy issue since, even if it did, the proposal concerned an aspect (legal compliance) of predatory lending that would cause even significant policy issues to be excluded.

The next attempt by shareholders to raise predatory lending as a policy issue was equally unsuccessful for similar reasons. *Household International, Inc.* (March 13, 2000); *Conseco, Inc.* (April 18, 2000). In each of those letters, the proponents called for policies "to ensure that (1) accounting methods and financial statements adequately reflect the risks of subprime lending and (2) employees do not engage in predatory lending". The Whereas Clause (there was no Supporting Statement) was essentially divided into two headings entitled "(1) FINANCIAL LOSSES" and "(2) POSSIBLE LEGAL COSTS [from] PREDATORY LENDING". Again, and not surprisingly, the Staff opined that the proposals could be excluded "as relating to [the issue's] ordinary business operations (i.e., accounting methods and the presentation of financial statements in reports to shareholders)". Thus, once again, the Staff did not pass on the question of whether predatory lending constituted a significant policy issue for those registrants engaged in such practices.

In contrast, on the very same day that the Staff issued the *Household International, Inc.* letter, the Staff also issued its letter in *Associates First Capital Corporation* (March 13, 2000) in which the Staff refused to exclude a predatory lending proposal on 14a-8(i)(7) grounds. The *Associates First Capital* shareholder proposal was identical to the proposals which were excluded in the *Household* and *Conseco* letters, but the registrant failed to argue that the proposals involved accounting methods while conceding that it did deal with predatory lending. The Staff therefore concluded that the company had failed to carry its burden of proving that the proposal could be excluded under 14a-8(i)(7). Thus, although because of the failure of the registrant to make its best argument the letter is therefore less than a clarion call to permit predatory lending proposals, it nevertheless clearly stands for the proposition that predatory lending proposals raise significant policy issues for makers of such loans.

This was confirmed the following year in *Conseco, Inc.* (April 5, 2001). The Conseco proposal requested the registrant to adopt a policy "to ensure that no employee of . . . the corporation engages in predatory lending". In this instance, the company argued that the proposal involved a variety of ordinary business matters, such as "credit, lending and underwriting policies", "pricing policies" and "the general conduct of a compliance and monitoring program", thus clearly establishing that the proposal related to ordinary business matters of the registrant. Nevertheless, since if a proposal relating to ordinary business matters also raises a significant policy issue for the registrant, the Staff determined that Rule 14a-8(i)(7) was inapplicable to the proposal.

That shareholder proposals concerning predatory lending raise significant policy issues and thus are not excludable under Rule 14a-8(i)(7) was reaffirmed by Staff letters permitting proposals that would base executive compensation in part on the absence of predatory lending. *Household International, Inc.* (February 26, 2001); *American International Group, Inc.* (February 17, 2004). *Cf. Countrywide Credit Industries, Inc.* (April 9, 2002).

Subsequent predatory lending proposals have been made to registrants not only in the contexts of executive compensation, but also in contexts such as the securitization of predatory loans, predatory lending via credit cards, predatory lending via pay day loans and tax anticipation loans.

In *Bank of America Corporation* ((February 23, 2006), the proposal requested the registrant "to develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices". The company argued that the proposal not only dealt with matters relating to its ordinary business operations, such as the "provision of commercial and investment services", but also that the "proposal's excludability is not overridden by a significant policy issue". The company lost. The Staff concluded that, even though the bank was not the originator of the loans that it was such an integral part of the predatory lending process that the proposal raised a significant policy issue for it.

Another area of controversy has been whether unconscionable practices in connection with credit cards issued by banks raise significant policy issues for those banks. *Wells Fargo & Company* (February 11, 2009); *Citigroup, Inc.* (February 11, 2009); *Bank of America Corporation* (February 26, 2009); *JPMorgan Chase & Co.* (March 4, 2009). In each case, the proposal requested that the registrant issue a report "evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices." The Wells Fargo no-action request was typical of those submitted by the banks and argued that the proposal was excludable, *inter alia*, "because it involves the company's credit policies, loan underwriting and customer relations" and that its activities did not raise a significant policy issue. Similar arguments were made by the other three banks. For example, Bank of America argued that "extensions of credit and credit decisions", "providing other banking services" and the "sale of a particular product" were all ordinary business matters and that 'the proposal's excludability is not overridden by a significant policy concern". All four bank's arguments were rejected by the Staff despite the fact that credit card terms are not the classical predatory loan home mortgage loan made by a non-bank, as had been true of the letters described above.

In contrast, proposals that claimed that certain tax anticipation loans raised a significant policy issue were held to be excludable as ordinary business matters. *H&R Block, Inc.* (August 1, 2006); *Cash America International, Inc.* (March 26, 2007), *affirmed on rehearing* (June 4, 2007). However, it was difficult to understand how these tax anticipation loans raised a serious policy issue for the registrant because not only were they very short term (apparently averaging only a week) but, by definition, they were not the "debt-trap" that characterize credit card and pay-day loans involving the successive payment of old loans with new loans, with each renewal incurring, once again, high fees. These were "one-off" transactions (and with no arbitration clause). Not only could these loans not be "rolled over", the very high APR on these loans were so high only because the term averaged a week, since the absolute dollar amount charged was not high. For example, a 3% haircut would result in an APR of 160%; a 5% haircut in an APR of 275%, although the maximum amounts that ***could actually*** be paid would be 3% or 5%. In short, the non-repetitive nature of these loans (the absence of the "debt trap") precluded them from being true predatory loans as did the fact that such loans were unlikely to lead to bankruptcy or loss of the family home, or the garnishment of the borrower's wages, since they were guaranteed to be repaid in full in a matter of days with no possibility of being "rolled over". Finally, and most telling, the proponent failed to provide any evidence that there was any "significant" or "widespread" public debate about this type of loan or that they were generally considered in public discourse to be predatory loans. The reverse is true with respect to the Direct Deposit Scheme.

Finally, prior to the current proxy season, a few letters have concerned proposals pertaining to pay-day loans. In *Wells Fargo & Company* (February 16, 2006) and *Bank of America Corporation* (March 7, 2005) the proposal requested the bank not to provide "credit or other banking services to lenders that are engaged in payday lending". Thus, these proposals did not address any predatory lending by the banks themselves, but rather that they provided financing to the actual lenders who made predatory loans. Unlike the situation with respect to securitization (described above), the Staff did not deem the banks activities to be such an integral part of the predatory lending process as to raise a significant policy issue for the banks.

In contrast, when the question was presented with respect to those who were actually making pay-day loans, the Staff found that significant policy issues were involved. *Cash America International, Inc.* (February 13, 2008) (apparently not available on Lexis, but may be found at the SEC's own web site at www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/cashamerica 021308-14a-8.pfd.) Cash America argued that the proposal related to its ordinary business operations ("credit policies, loan underwriting and customer relations") and that the proposal raised no significant policy issues so as to override the "ordinary business" aspects of the proposal. The staff rejected the no-action letter request, thus deciding that the proposal did, indeed, raise a significant social policy issue.

In *Cash America* the registrant, in its no-action letter request, pointed out that it maintained suitability criteria in making its loans. It should also be noted that the Whereas Clause of the proposal referenced a state government study that had indicated that the average payday borrower received 12 such loans per year. Assuming a typical bi-weekly payroll period, that would result in 24 weeks of loans per year. (The Cash America website, www.cashamerica.com, under the heading cash advance, subheading "Frequently asked questions", in question seven, states that the maximum number of rollovers it permits is limited to four.) (Accessed February 22, 2013.)

Wells Fargo's Direct Deposit Scheme is economically identical to the Cash America pay day lending program at issue in the no-action letter request. This is conclusively established by an examination of the criteria used by the Department of Defense Report (produced in response to a mandate from Congress for such a report) described on pages 5-6 of our earlier letter of January 21. This Report formed the basis for the enactment by Congress of the restrictions in pay day lending that are set forth in 10 USC 987. Each of the criteria listed is as equally applicable to the Wells Fargo Direct Deposit Scheme as it is to the Cash America scheme.

Indeed, in some respects the Direct Deposit Scheme is more predatory. Although the Cash America program is limited to four rollovers (eight weeks), the Wells Fargo Direct Deposit Scheme is limited to six consecutive bank statement periods (i.e., to six months). (See www.wellsfargo.com/help/faqs/dda, accessed February 22, 2013.) Thus, assuming again a bi-weekly payroll period, the Direct Deposit Scheme permits 12 rollovers, three times as many as does Cash America (and even after twelve rollovers, several additional rollovers are allowed, but with gradually diminishing principal). Thus the probability of a borrower falling into the "debt trap" is perhaps even greater under the Direct Deposit Scheme than under the Cash America scheme. In addition, it should be noted that although Wells Fargo stresses that its loan program is not open to everybody (one must have opened a bank account at the bank), this is hardly a serious screen and one probably not much different from the requirement by Cash America that the borrower meet its suitability criteria.

We also note that the Wells Fargo Direct Deposit Scheme differs materially from the arrangements in the tax anticipation no-action letters since the latter cannot result in a "debt trap" or bankruptcy or the creditor seizing assets such as homes or automobiles or garnishing wages. By their very structure tax anticipation loans do not permit any rollovers whatsoever.

Finally we note that the Wells Fargo Direct Deposit Scheme has many of the same features that caused the Staff to find that credit card loans and fees could be predatory loans involving "debt traps", including such features as rollover of principal, potential seizure of assets and garnishment of wages.

Thus, the Wells Fargo Direct Deposit Scheme is identical in all material respects to Cash America's predatory pay day loan program and resembles the predatory nature found in the credit card letters, but fails to resemble the tax anticipation loan programs.

The only difference is that, despite the economic reality, Wells Fargo doesn't give the title of "pay day loans" to its Direct Deposit Scheme.

In summary, the history of Staff rulings on predatory lending proposals indicates conclusively that Wells Fargo Direct Deposit Advance loans are not only pay day loans, but predatory pay day loans.

THE "WIDESPREAD PUBLIC DEBATE" ON BANK PAY DAY LENDING

A.

Our prior letter of January 21, 2013 (hereinafter referred to as the "January 21 letter", delineated many aspects of the widespread current debate on pay day lending by banks. We especially draw attention to the following information set forth in that letter:

1) The terms of the Direct Deposit Scheme clearly fall under the definition of pay day loans set forth by the Department of Defense in 32 CFR 232. (January 21 letter, pp. 3-4.)
2) The terms of the Direct Deposit Scheme clearly fall under the definition of pay day loans as set forth in the Report to Congress by the Department of Defense that formed the impetus for the enactment of 10 USC 987. (January 21 letter, pp. 5-6.)
3) The extensive media coverage of the issue. (January 21 letter, pp. 5-8.)
4) The public outcry described in the January 21 letter, pp. 8-12, citing public expressions of concern by many well-known people and institutions, including AARP, Consumers Union, AFL-CIO , NAACP and various military organizations. [Others, not specifically mentioned in the January 21 letter include the Leadership Conference on Civil and Human Rights, the United Way of Florida, various legal aid societies and Lutheran Social Services of Minnesota.]
5) The Pew Charitable Trust study. (January 21 letter, pp. 12-14.)
6) Actions in various states concerning bank pay day lending, including those in Arizona and North Carolina, and including the fact that the

Direct Deposit Scheme would be illegal in virtually all states if state regulation were not preempted because the loan is offered by an out-of-state national bank. (January 21 letter, pp.14-16.)

7) Renewed Federal concern, including the introduction of several bills during the last session of Congress, the letter in January of this year from several Senators to the federal banking regulators requesting that they take action on pay day loans by banks and the fact that the FDIC was planning an investigation of pay day lending by banks. (January 21 letter, pp. 16-18.)

B.

One would not have imagined that it would be necessary to supplement such an extensive list of evidence of "widespread public debate" on pay day lending by banks. Nevertheless, we are pleased to provide the following additional data that conclusively establishes the existence of widespread public debate on the issue.

1.

The Consumer Financial Protection Bureau (the "CFPB") was created by the Dodd-Frank law and began operations in mid-2011. One of its first projects was to examine pay day lending and on January 19, 2012, it held its "first-ever field hearing [in Birmingham, Ala.] to gather information and input on the payday lending market". According to the contemporaneous Press Release (available on the CFPB web site) issued by the CFPB:

> Payday lenders have sprung up across the country over the past 20 years, beginning in storefront locations. With the advent of new media, payday loans now are offered through the internet. Most recently, some banks began offering similar loan products. . . .
>
> In general, CFPB supervision will include gathering reports from and conducting examinations of bank and nonbank activities. The examination process [will include] onsite examinations.

Simultaneously with the issuance of the Press Release, the CFPB issued its "Examination Procedures [for] Short-Term, Small-Dollar Lending, Commonly Known as Payday Lending". (Available on the CFPB web site.) The opening portion of that document is entitled "Background" and its sixth paragraph (page 2) reads as follows:

> Some banks market a payday loan variant they call an "advance" – a direct deposit advance [Wells Fargo's product], an early access advance [Fifth Third Bank], a ready advance [Regions Financial Corporation], or a checking account advance [U.S. Bancorp] [these being the names given, respectively, to their payday schemes by the four major banks that make payday loans].

The opening remarks at the CFPB's hearing were made by Richard Cordray, the Director of the CFPB, who stated:

> Payday lending as we know it has grown rapidly since the 1990s. Today, payday loans are readily available online and in strip malls. Even some traditional banks now offer a similar product called a deposit "advance". . . .
>
> At the Bureau, we now have the authority to examine nonbank payday lenders of all types and sizes, as well as large banks that offer deposit advances. We already have begun examining the banks, and we will be paying close attention to deposit advance products at the banks that offer them.

Following the hearing and the publication of the transcript of the hearing (available on the CFPB web site), the CFPB opened a comment period for public input (see 77 Fed. Reg. 16817 (March 22, 2012)) and received over 600 comments on the issue. I am informed that only two comments (one by Wells Fargo) were made in support of bank pay day loan schemes while the non-bank payday lenders trade association requested that pay day bank loans be treated the same as their loans.

In summary, loans such as those made under the Direct Deposit Scheme are deemed by the CFPB to be matters of grave public concern. Consequently, there can be no doubt that the Proponents' shareholder proposal raises a significant policy issue for Wells Fargo.

2.

In June, 2011, the Office of the Comptroller of the Currency (the "OCC") issued a request for comments on proposed guidelines on "Deposit-Related

Consumer Credit Products". (76 Fed. Reg. 33409ff.) The OCC proposed (see section entitled "Purpose") supervisory guidance "to clarify the OCC's application of principles of safe and sound banking practices in connection with deposit-related consumer credit products such as automatic overdraft protection and direct deposit advance programs" because it has found that some banks "are administering deposit-related consumer credit programs without proper attention to these [operational, reputational, compliance and credit] risks. In some cases, these program weaknesses are strikingly apparent." Included among the (predatory) practices that raise concerns (see Appendix B, subsection "Safe and Sound Banking Practices in Connection with Deposit Advance Programs") are :

*Failure to evaluate the customer's ability to repay . . .
*Requiring full repayment of the advance out of a single deposit, which reduces the funds available to customers for daily living expenses . . .
*Steering customers who rely on direct deposits of federal benefits payments as their principal source of income to deposit advance products
*Failure to monitor accounts for excessive usage and costs

The OCC received many comments on its proposed guidance, some contending that the guidance was too weak, some that it was too strong. In any event, the proposal and the many comments are evidence of a robust public debate on the predatory nature of direct deposit schemes.

The OCC has issued other advisories concerning predatory lending that apply to direct deposit schemes. Thus Wells Fargo's Direct Deposit Scheme is clearly included in the definition of "predatory lending" that the OCC used in its Advisory Letter AL 2003-2 entitled "Guidelines for National Banks to Guard Against Predatory and Abusive Lending Practices". (Available on the OCC web site.) In the "Background" section of that Advisory, the OCC noted that although the totality of the circumstances must be considered, fundamentally predatory lending is marketing to "borrowers who simply cannot afford the credit on the terms being offered" and such actions usually have one key feature:

> Typically, such credit is underwritten predominately on the basis of the liquidation value of the collateral, without regard to the borrower's ability to service and repay the loan according to its terms absent resorting to that collateral. This abusive practice leads to "equity stripping." When a loan has been made based on the foreclosure value of the collateral, rather than on a determination that the borrower has the capacity to make the scheduled payments under the terms of the loan . . . the lender is effectively counting

> on its ability to seize the borrower's equity in the collateral to satisfy the obligation and to recover the typically high fees associated with such credit . . . .
>
> While such disregard of the basic principles of loan underwriting lies at the heart of predatory lending, a variety of other practices may also accompany the marketing of such credit.

Needless to say, this "disregard of the principles of loan underwriting" lies at the heart of the Direct Deposit Scheme, which relies exclusively on the collateral (the next pay check) rather than on the financial situation of the borrower.

In addition, the Direct Deposit Scheme has a number of other characteristics that the OCC's Advisory Letter lists as indicia of predatory lending, including balloon payments, frequent refinancings, excessive fees and mandatory arbitration clauses.

The 2003-2 Advisory goes on to say, at the outset of the section entitled "Safety and Soundness Concerns":

> As noted above, a departure from fundamental principles of loan underwriting generally forms the basis of abusive lending: lending without a determination that a borrower can reasonably be expected to repay the loan from resources other than the collateral securing the loan, and relying instead on the foreclosure value of the borrower's collateral to recover principal, interest, and fees. A national bank that makes a loan to a consumer based predominately on the liquidation value of the borrower's collateral, rather than on a determination of the borrower's repayment ability, including current and expected income, current obligations, employment status, and other relevant financial resources, is engaging in a fundamentally unsafe and unsound banking practice. . .

Earlier, the OCC has issued Advisory Letter AL 2000-10 entitled "Payday Lending". (Available on the OCC web site.) Although this advisory was aimed primarily at situations where banks were financing pay day lenders, it also applied to pay day lending by banks. Thus, on page 5 the OCC states that it "will closely review any payday lending activities conduced directly by national banks".

In summary, it is clear both that the OCC considers pay day lending by banks to be a significant policy issue for banks and that the OCC considers loans such as those made in the Direct Deposit Scheme to be abusive, predatory loans.

The Proponents' shareholder proposal therefore raises a significant policy issue for Wells Fargo.

3.

Pay day loans, such as the Direct Deposit Scheme, have also been of concern to the Federal Deposit Insurance Corporation (the "FDIC").

In 2005 the FDIC issued FIL-14-2005, entitled "Guidelines for Payday Lending", (available on the FDIC web site.) superseding earlier (2003) pay day lending guidelines. Both sets of guidelines are "examination guidelines" for use by Federal bank examiners, rather than hard and fast rules on what must or may not be done. The revised guidelines were issued even though, as noted in the FDIC press release (available on the FDIC web site)that accompanied the revised guidelines (PR-19-2005 (3-2-2005)), only 12 banks supervised by the FDIC were issuing such loans (out of the 5,200 FDIC insured institutions). This would seem to indicate that although only a tiny slice of the banking industry was engaged in such practices that there was a tremendous regulatory concern about the actions of those few bad apples. It is clear that the guidelines apply to the Direct Deposit Scheme since the opening words of the second paragraph of the Section entitled "Background" states:

> Payday loans (also known as deferred deposit advances) are small-dollar short-term, unsecured loans that borrowers promise to repay out of their next paycheck or regular income payment (such as a social security check).

The *sole* purpose in revising the guidelines, according to the statement (available on the FDIC web site) that accompanied the new guidelines, signed by Michael J. Zamorski, Director of the Division of Supervision and Consumer Protection, was to "provide more specific guidance with respect to the appropriate limits on payday loan use to ensure that this high-cost short-term credit product is not provided *repeatedly* to customers with longer-term credit needs." [Emphasis supplied.]In other words, to prevent the "debt trap" of many rapidly occurring renews piling on new fees each time without the borrower being able to pay down the loan. The statement goes on to say;

. . . The FDIC believes that providing high-cost short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending; increases institutions' credit, legal, reputational and compliance risks; and can create a serious financial hardship for the customer.

To reduce these risks and promote responsible lending, the revised guidance states that institutions should ensure that payday loans are not provided to customers who have had payday loans outstanding from ***any*** lender for a total of ***three months*** in the previous 12-month period. When a customer has used payday loans more than three months in the past 12 months [institutions should provide or refer a customer to] an alternative longer-term credit product that more appropriately suits the customer's needs. In any event, whether or not an institution is able to provide a customer alternative credit products, an ***extension of a payday loan is not appropriate*** under such circumstances. [Emphasis supplied.]

It is apparent that the Direct Deposit Scheme violates this 2005 guidance. First, Wells Fargo does no credit check before extending a direct deposit advance so it cannot ascertain whether others have made pay day loans to the borrower within the most recent 12 month period, although the guidelines require it to make such an investigation. In this connection, note that the text of the guidelines themselves state that institutions should:

Ensure that payday loans are not provided to customers who had payday loans outstanding **AT ANY LENDER** for a total of three months during the previous 12 months. When calculating the three-month period, institutions should consider the customers' total use of payday loans at all lenders. [Emphasis in original.]

Secondly, the Direct Deposit Scheme does not comply with the three month time limitation of the 2005 Guidance, despite the fact that that time limitation was the sole reason for the issuance of the new guidance. The time limits set forth in the "Continuous Usage policy" of the Direct Deposit Scheme are as follows:

If you have an outstanding balance as of six (6) consecutive statement periods [i.e. the monthly bank statement sent to all depositors] of use and if you are using the Automatic Deduction repayment method, your account will be automatically placed in our Payment Plan. Under this plan, payments will be automatically taken from each direct deposit of $100 or more, instead of the full amount owed. You will not be able to take any advances during this time. After you make your last payment, your account must complete the current statement cycle before you may use the service again.

Translating from bankerese into English, this means that you can borrow for six consecutive months, then the loan is extended for ten weeks while you pay it down (10 weeks because the maximum loan is $500 and after six months it must be paid down at the rate of $100 per pay (presumably bi-weekly) period , then there is a pause of perhaps two weeks, then you can borrow again for a six month period. And, of course, you can have paid down the loan during the ten week repayment period by borrowing from another payday lender since such borrowings are not policed by the Direct Deposit Scheme.

One example of how this would work follows. Victim borrows $500 on January 2 (say to pay utility bills, after a threat of a cut-off, after a snowy November and December) and is paid bi-weekly, with the first payroll deposit to be made January 5 and Victim's bank statement closing date is the last day of the month. Victim rolls over each loan (12 rollovers) during the six month period ended June 30, paying a total of $19.50 in fees for every $20 borrowed. The June 30 bank statement would be the sixth consecutive one showing a balance on the loan (the most recent loan having been made on June 22). Victim would have to pay off the loan out of the next five biweekly pay deposits (paying a fee each time, totaling about $3.00 more, for a total of $22.50 per $20 borrowed), the fifth of which would be on August 31. Thus, the August bank statement would show no loan balance and Victim could borrow the full amount again on September 1, and could roll over the new loan for another six months (paying another $19.50 for each $20 borrowed, or a total of $42. over the 14 months, per $20 borrowed). In this scenario Victim would have borrowed the full $500 available under the Direct Deposit Scheme for ten months of the calendar year and some lesser amount for two months. Of course, Victim might well have borrowed from another payday lender to pay off the Direct Deposit Scheme during July and August since Wells Fargo, contrary to the guidelines, does not check for such actions.

In short, under the above scenario, instead of complying with the FDIC guidelines, Wells Fargo would have the full amount of the loan outstanding for ten months during the calendar year, not three, and in addition had part of the loan outstanding for the other two. Or, put another way, Victim would be indebted to Wells Fargo continuously for 14 months, with a new pay down period starting.

In short, there cannot be even the scintilla of a doubt that the Direct Deposit Scheme is a predatory loan scheme.

As noted on page 18 of my previous letter dated January 21, as a result, *inter alia*, of the activities of Wells Fargo pay day lending scheme, the FDIC, after noting that it "is deeply concerned about these continued reports of banks engaging in payday lending", has stated that it will "make it a priority to investigate reports of banks engaging in payday lending and recommend further steps by the FDIC". (See letter dated May 29, 2012 from the Chairman of the FDIC to Americans for Financial Reform (in response to concerns raised by more than 200 groups about bank pay day lending; the letter is available on the web site www.responsiblelending.org/payday-lending.)

In summary, the FDIC has expressed concern about the activities engaged in by Wells Fargo in its Direct Deposit Scheme, and it appears to be clear beyond peradventure that that Scheme not only does not conform to the FDIC guidelines, but rather is a predatory loan scheme that flouts them.

We believe that the actions of the FDIC provides yet additional proof that the Proponents' shareholder proposal raises a significant policy issue for Wells Fargo.

4.

On January 13, 2013, Senators Merkely (D-OR), Udall (D-NM), Durbin (D-IL) and Blumenthal (D-CT) introduced S. 172, the Stopping Abuse and Fraud in Electronic Lending Act of 2013 (aka the "SAFE Lending Act of 2013"). The Act would subject national banks to state usury laws applicable in the domicile of the borrower. As noted in item A.6. above, this Act would render the Direct Deposit Scheme illegal in virtually all states.

The letter sent to the FDIC and the OCC by five United States Senators (Blumenthal (D-CT), Brown (D-OH), Durbin (D-IL), Schumer (D-NY) and Udall (D-NM)) which is set forth in Appendix A to my letter of January 21 was noted in the *American Banker* of January 11, 2013, the *SNL Bank and Thrift Daily* of January 14, 2013, and the Dow Jones News Service of January 10, 2013.

5.

In addition to the public outcry noted in item A.4. (page 9) above, please note the following items.

Although it does not discuss the types of pay day loans similar to the Direct Deposit Scheme, it is worth noting that the lead article on the first page of the Sunday *New York Times* of 24 February, 2013, discusses the role of national banks in indirectly making and/or facilitating loans to out of state borrowers in schemes to evade state laws restricting pay day loans. Note that S. 172 would outlaw this activity.

An article that appeared in the August 13, 2011 edition of the *Wall Street Journal* stated that "This summer, a behind-the-scenes debate has flared up in Washington over a little-known corner of the U.S. lending industry known in banking parlance as 'direct-deposit advance' loans".

A sampling of recent media articles that specifically mention (and many quite critical of) the Wells Fargo's Direct Deposit Scheme includes the following:

1) Program "On Your Side" aired on ABC on January 16, 2013.
2) CNN: Banks offer loans to Sandy victims, November 2, 2012
3) Long Island Business, February 11, 2012
4) American Banker, January 14, 2013
5) American Banker, January 11, 2013
6) Targeted News Service, January 9, 2013
7) Consumer Reports, January, 2013
8) National Mortgage News, December 17, 2012
9) American Banker, December 3, 2013
10) American Banker, November 21, 2012
11) Jacksonville (FL) Business Journal On-Line, November 2, 2012
12) Portland (OR) Business Journal, November 2, 2012
13) Minneapolis/St. Paul Business Journal Online, November 1, 2012
14) Bloomberg News, November 1, 2012
15) San Francisco Business Times Online, October 25, 2012
16) Cincinnati Business Courier, September 7, 2012

Additionally, the *American Banker* reported on February 15, 2013, that Fifth Third Bancorp had been sued in Florida in a class action lawsuit claiming that its deposit advance program, virtually identical to the Direct Deposit Scheme, charged "illegally high interest rates". The article noted that the bank's "program functions like a payday loan, but is available only to customers who make regular direct deposits to the Third Fifth accounts". The article also stated that a similar lawsuit had been filed against the same bank in Ohio last August.

We believe that the foregoing evidence, together with the information provided in my January 21 letter, clearly establishes that the Proponents' shareholder proposal raises a significant policy issue.

Although it is true that what constitutes a significant policy issue may change over time, it is clear beyond cavil that the significance of payday lending, and especially of pay day lending by banks via advance deposit schemes, has only become more of a public issue since the *Cash America* no-action letter decision in 2008.

Finally, it surely cannot be relevant that the Resolve Clause of the Proponents' shareholder proposal does not use the specific term "predatory lending" since the totality of the proposal makes it clear that the proposal concens itself exclusively with predatory lending.

As noted above, in the event that upon reconsideration of the Staff decision the Staff adheres to that earlier decision, please request the Commission to review the Staff determination.

We would appreciate your telephoning the undersigned at 941-349-6164673 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number.

Very truly yours,

Paul M. Neuhauser

Cc: Mary E. Schaffner
Sister Nora Nash
Tim Smith
All proponents
Laura Berry